Dryden High Yield Fund, Inc.

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07103

September 14, 2006

Via Edgar

Mr. Larry Greene

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dryden High Yield Fund, Inc.
Registration Statement on Form N-14
File Nos. 333-136399 and 811-04661

Dear Mr. Greene:

Set forth below is a revised response to a telephonic comment received by the undersigned from you on September 5, 2006 on behalf of the Dryden High Yield Fund (the Fund).  Such revised response amends the Fund’s prior response which was filed in a letter to you on September 13, 2006 relating to the Fund’s Registration Statement on Form N-14 (the N-14 Registration Statement), which was filed with the U.S. Securities and Exchange Commission (the Commission) on August 8, 2006 under the Securities Act of 1933.  Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the N-14 Registration Statement.

For your convenience, your comments are presented in summary form below, in italics, and each comment is followed by our response.

1.                                     Comment:  In the “Comparision of Important Features” section, please confirm if the emerging countries securities held by the SP Fund must be sold by the Fund as a result of the Reorganization. If such securities must be sold, please include a notation in the schedule of investments.

Response:  The Fund does not expect to have to sell any emerging market securities or any other material investments as a result of the Reorganization.  The Fund, however, may need to sell certain derivative investments as a result of the Reorganization.  Since financial statements are not necessary for the N-14 Registration Statement, the financial statements have not been revised as requested, however, we revised the disclosure in the prospectuses discussion of derivatives to clarify the issue.

*              *              *

The Fund acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the N-14 Registration Statement; and (iii) the Fund may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to call me at 973-802-5032.

Very truly yours,

/s/ Claudia DiGiacomo
Claudia DiGiacomo